

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2025

Verender Badial
Chief Financial Officer
Zura Bio Limited
1489 W. Warm Springs Rd. #110
Henderson, NV 89014

> **Re: Zura Bio Limited**
> **Form 10-K for the fiscal year ended December 31, 2024**
> **Filed March 25, 2025**
> **File No. 001-40598**

Dear Verender Badial:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences